UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM

1.	Press Release regarding the Series “B” Special Shareholders’ Meeting to be held on April 29, 2019.
2.	Press Release regarding the Annual Ordinary General Shareholders’ Meeting to be held on April 29, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO
By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: April 4, 2019

Item 1

BANCO SANTANDER MÉXICO, S.A.,

INSTITUCIÓN DE BANCA MÚLTIPLE,

GRUPO FINANCIERO SANTANDER MÉXICO.

SERIES "B" SPECIAL SHAREHOLDERS’ MEETING

APRIL 29, 2019

The shareholders are hereby informed of the details of the matters to be discussed at the Series "B" Special Shareholders’ Meeting pursuant to the Agenda of the Day published in the corresponding call made on March 26, 2019:

 ITEM I

Appointment and, as the case may be, ratification of the members of the Company’s Board of Directors and the Company's Statutory Auditors, representing Series “B” shares and the Company’s capital stock.

The appointment of Gina Lorenza Diez Barroso Azcárraga and Guillermo Jorge Quiroz Abed as Director and Alternate Director will be proposed. They were Alternate Independent Director and Independent Director of the Series “F” shares, respectively.

The appointment of Mrs. María de Lourdes Melgar Palacios and Mr. Joaquín Vargas Guajardo as Director and Alternate Director, who were Alternate Independent Director and Independent Director of this Series of shares, respectively, will be proposed.

The confirmation of the other members of the Board of Directors of the Company, representing the Series “B” shares, will be proposed.

By virtue of the above, the representatives of the Series "B" shares on the Board of Directors will be the following:

Series "B" Independent Directors
D. Antonio Purón Mier y Terán	D. Jesús Federico Reyes Heroles González Garza
D. Fernando Benjamín Ruíz Sahagún	D. Rogelio Zambrano Lozano
D. Alberto Torrado Martínez	D. Guillermo Francisco Vogel Hinojosa
D. María de Lourdes Melgar Palacios	D. Joaquín Vargas Guajardo
D. Gina Lorenza Diez Barroso Azcárraga	D. Guillermo Jorge Quiroz Abed

On the other hand, the resignation presented by C.P.C. José Antonio Quesada Palacios and C.P.C. Eduardo Gómez Alcalá as Statutory Auditors of the Company will be reported and the appointment of C.P.C. Jose Carlos Silva Sánchez Gavito, as new Statutory Auditor will be proposed.

 ITEM II

Appointment of special delegates to formalize and carry out the resolutions adopted at the Meeting.

It will be proposed to authorize Mr. Marcos Alejandro Martínez Gavica, Héctor Blas Grisi Checa, Fernando Borja Mujica and Rocío Erika Bulhosen Aracil, so that any of them, indistinctively, by themselves or through the persons they may determine, carry out all and every one of the steps and procedures that may be necessary before the competent authorities in order to obtain the corresponding authorizations for the fulfillment of the resolutions adopted by this Meeting. Likewise, it will be proposed to appoint them as Special Delegates of the Meeting on behalf and representation of the Company so that any of them, indistinctively, may appear before a Notary Public of their choice to formalize the content of these Minutes and, if they consider it convenient, to prepare, execute and file the notices required by any authority.

Item 2

BANCO SANTANDER MÉXICO, S.A.,

INSTITUCIÓN DE BANCA MÚLTIPLE,

GRUPO FINANCIERO SANTANDER MÉXICO.

ANNUAL ORDINARY GENERAL SHAREHOLDERS’ MEETING

APRIL 29, 2019

We hereby inform shareholders of the details of the matters to be discussed at the Annual Ordinary Shareholders' Meeting in accordance with the Agenda of the Day published in the corresponding call made on March 26, 2019:

ITEM I

Submission of the Board of Directors report in connection with the Company’s performance during the fiscal year ended as of December 31, 2018, including: (i) the Financial Statements under the criteria of the National Banking and Securities Commission (CNBV) and IFRS, on such date, and (ii) the external auditor’s report.

Pursuant to section 172 of the General Law on Trade Companies, the report on the transactions carried out by the Company during the year ended on December 31, 2018 will be presented by the Board of Directors to the Meeting for its approval.

The consolidated Financial Statements of the Company and subsidiaries under CNBV’s criteria, for the year that began on January 1st and ended on December 31, 2018, which were published in the newspaper "El Economista" in this city on March 27, 2019, will be presented.

The Financial Statements prepared pursuant to the rules and criteria of the IFRS as of December 31, 2018 will be presented and their filing with the Securities Exchange Commission (SEC) will be requested.

The Independent Auditor will present his/her report with respect to the Financial Statements of the Company, for the year ended on December 31, 2018.

ITEM II

Proposal and, if applicable, approval of the application of profits.

Given that the Financial Statements report a "Net Income" during the year 2017 that amounts Mx$19,583’516,375.00 M.N., the following distribution will be proposed:

➢  From the "Net Income" earned during the year by the Company, to apply an amount of Mx$1,529’994,401.00 M.N. to the “Legal Reserve” account.

➢  From the “Profit” earned during the year by the Company on a standalone basis, for an amount of Mx$13,769’949,607.00 M.N to be applied to the account "Income/loss from previous years”.

➢  From the “Profit” gained during the year by the subsidiaries of the Company, for an amount of Mx$4,283’572,367.00 M.N. to be applied to the account "Income/loss from previous years”.

A proposal will be presented for the ratification of a fund for the repurchase of stocks of the Company pursuant to the provisions of section 56 paragraph IV of the Law on Stock Market according to the policies approved by the Board of Directors, for an amount of Mx$ 12,800’000,000.00. The funds will come from the account "Income from previous years" and the amount shall not exceed the total balance of net profit of the Company, including retained earnings.

ITEM III

Company’s CEO and General Director’s report on the business status, corresponding to fiscal year 2018.

At the Meeting to be carried out on April 25, 2019, the report will be presented to the Board of Directors for its analysis and approval and subsequent delivery to the Shareholders' Meeting.

ITEM IV

Report on the Opinion issued by the Board of Directors on the content of the report presented by the CEO of the Company.

The opinion issued by the Board of Directors at the Meeting of April 25, 2019 on the content of the report presented by the CEO of the Company will be presented. Such opinion shall be at the disposal of shareholders from that same date.

ITEM V

Report of the Board of Directors on the main accounting and reporting policies and standards.

The report of the Board of Directors on the main accounting and reporting principles and standards, which was approved on the Meeting held on March 28, 2019, will be presented. Project is attached.

ITEM VI

Report with respect to compliance with the tax obligations discharged by the Company in the fiscal years 2017 and 2018.

Pursuant to the provisions in paragraph XIX of section 76 of the Income Tax Law, it will be informed that the Company has complied with all its tax obligations both as direct taxpayer and as withholder under the terms and periods stipulated by the tax regulations in effect for years 2017 and 2018, and there are no relevant issues to be disclosed.

ITEM VII

Report on transactions and activities where the Company was engaged.

The relevant transactions and activities carried out by the Company during year 2018 will be presented, including the following:

➢	Banco Santander México as Successor of Grupo Financiero Santander México announced the exchange of shares, initial listing and symbol change to “BSMX” on the BMV.

On January 18, 2018, Banco Santander México as successor of Grupo Financiero Santander México, S.A.B. de C.V. ("Grupo Financiero Santander México"), pursuant to the press release published on December 8, 2017, announced the approval of the exchange of shares, initial listing and symbol change to “BSMX” on the BMV.

-	Pursuant to the terms of the exchange notice published on the date thereof, the shareholders of Grupo Financiero Santander México, the merged entity, received 1 (one) share of Banco Santander México, the merging entity and successor of Grupo Financiero Santander México, for each share they held of Grupo Financiero Santander México and became shareholders of Banco Santander México.

-	As a result of the above, and pursuant to the terms of the merger approved at their respective shareholders meetings, on January 29, 2018, the share certificates representing the common stock of Grupo Financiero Santander México, the merged entity, ceased to be listed on the BMV and the shares of Banco Santander México were listed on the BMV under the ticker symbol “BSMX”, thereby consummating the merger in question.

-	Additionally, it was informed that the initial trading price of Banco Santander México shares on their first day of trading on the BMV was the same as the price of Grupo Financiero Santander México shares at the close of business on the immediately preceding business day. Furthermore, all transactions carried out with shares of Grupo Financiero Santander during the 25th and 26th of January 2018, were settled within 24 hours and on the same day, respectively.

-	As of January 29, 2018, Banco Santander México replaced Grupo Financiero Santander México in all of the BMV indexes of which Grupo Financiero Santander México was a member as of such date.

➢	Banco Santander México launches “Hipoteca Plus”.

On April 18, 2018 Banco Santander México announced the launching of Hipoteca Plus, which with a rate of 8.59%, is positioned as the best in the market in terms of price and characteristics. It's a groundbreaking scheme, where customers are recognized for their close relationship with the Bank. This way, Santander remains committed to contribute to the progress of people, in this case through mortgage conditions.

➢	Banco Santander México was designated a Level III – Domestic Systemically Important Financial Institution by the Mexican National Banking and Securities Commission (the “CNBV”) for the third consecutive year.

On April 26, 2018, Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (BMV: BSMX; NYSE: BSMX) announced that it was designated a Level III – Domestic Systemically Important Financial Institution by the Mexican National Banking and Securities Commission (the “CNBV”) for the third consecutive year.

The capital buffer applicable to Banco Santander México remains at 1.20%, in addition to a regulatory capitalization ratio of 10.5%. This capital buffer can be built progressively over a maximum period of four years starting in 2016, and the Bank’s minimum capitalization ratio should amount to 11.7% by the end of 2019.

While the CNBV allows for the progressive fulfillment of the capital buffer requirement, Banco Santander México reported a capitalization ratio of 15.71% as of March 31, 2018. Thus, Banco Santander México already complied with this regulatory requirement.

➢	Banco Santander México and the Secretaría de Economía speed up the opening of digital accounts for PyMEs and entrepreneurs.

On May 8, 2018, Banco Santander México and the Secretaría de Economía announced the agreement to speed up the operational process for the opening of digital accounts for PyMES and entrepreneurs. With this agreement Banco Santander México was the first Bank in México to recognize in its systems the information of the companies registered with the model Sociedad por Acciones Simplificada (SAS), created by the Secretaría de Economía to open a bank account.

➢	Banco Santander México announced the appointment of Ricardo Alonso Fernandez as Deputy Director of Risk.

On May 29, 2018, Banco Santander México, S.A., announced the appointment of Ricardo Alonso Fernandez as Deputy Director of Risk effective June 2018, subject to the corresponding regulatory authorizations, and reporting to Mr. Héctor Grisi Checa.

Mr. Alonso substituted Mr. Roberto D’Empaire, who joined Banco Santander Río, S.A. in Argentina to lead its risk activities.

➢	Launch of Agro Contracts.

On August 9, 2018, Banco Santander México announced the launch of agro contracts for retailers and agroindustry participants, optimizing the process of formalization and giving incentives for the granting of credits to the PyME segment.

➢	Launch of Súper Auto.

On August 15, 2018, Banco Santander México, as part of its strategic plan, launched Super Auto, a loan to buy automobiles and motorcycles at competitive rates, which is addressed to clients and non-clients. With this product the Bank entered the automobile financial market, having a 100% digital credit and quote origination system as a differentiating element.

➢	Alliance with Peugeot México.

On August 23, 2018, Banco Santander México as part of Super Auto, announced a strategic alliance with Peugeot México, to be its commercial partner regarding the granting of automobile loans. The commercial offer includes down payments, payments, advance payments without penalization, fixed rates, terms of up to 72 months, direct debit of payments, and minimum contracting requirements.

➢	New Súper Wallet functionalities.

On September 12, 2018, Banco Santander México launched new Súper Wallet functionalities, which allow customers to pay for purchases already made with Award Points rewards in the app.

➢	Lauch of new bank offices Sucursal Ágil.

On September 17, 2018, Banco Santander México announced the launch of Sucursal Ágil, a new concept which is a center for mass processing of monetary and operational transactions, enhancing the customer experience and reducing the saturation of the other bank offices.

➢	Launch of digital credits for PyMEs.

On September 27, 2018, Banco Santander México launched two digital credit schemes for PyMES named crédito simple and crédito ágil, both with attractive periods. These schemes allow the acceleratation of the approval of credit to the client from 48 hours to 60 minutes, and it is expected to grant credits for up to Ps.2,800 million.

➢	Expiration of the cash tender offer for the outstanding 5.95% Tier 2 subordinated preferred capital notes due 2024.

On September 26, 2018, Banco Santander México announced the expiration of its previously announced cash tender offer (the “Tender Offer”) for any and all of its outstanding 5.95% Tier 2 subordinated preferred capital notes due 2024 (the “2024 Notes”).

Approximately U.S.$1,221,907,000 in aggregate principal amount of the 2024 Notes subject to the Tender Offer were validly tendered and not validly withdrawn on or prior to 5:00 p.m., New York City time, on September 26, 2018, and an additional U.S.$1,000,000 in aggregate principal amount of the 2024 Notes had been submitted pursuant to Notice of Guaranteed Delivery procedures.

Banco Santander México liquidated these instruments on October 1, 2018.

➢	Settlement of its 5.950% Tier 2 subordinated preferred capital notes due 2028 for a total of U.S.$1.3 billion.

On October 1, 2018, Banco Santander México announced the settlement of its 5.950% Tier 2 subordinated preferred capital notes due 2028 meeting the capital requirements provided by the Basel III criteria for complementary capital/Tier 2 (the "Notes") for a total of U.S.$1.3 billion. The parent company of Banco Santander México, Banco Santander, S.A. (Spain), purchased U.S.$975 million or 75% of the total amount of the Notes.

The Notes were offered in the United States of America through a private placement to qualified institutional buyers, in accordance with Rule 144A under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and outside the United States America, in accordance with Regulation S under the Securities Act.

➢	New transactional bank for companies.

On October 9, 2018, Banco Santander México launched new transactional electronic banking for companies. This platform offers more security, simple and simpler transactions to enhance the client experience on the PyME, investment and corporate banking segments.

➢	Amendment to the corporate name.

On October 10, 2018, the amendment to the corporate name of the Bank was duly approved as Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México. The amendment consisted in eliminating the parentheses around the word México.

➢	Banco Santander México as party in the granting of a syndicated loan for Axtel.

Banco Santander México participated in the syndicated loan for Axtel, S.A.B. de C.V. for a total amount of Ps.6,000 million, in which Banco Santander México participated with Ps.375 million for a term of 5 years.

➢	Banco Santander México as party in the granting of a syndicated loan for Grupo Cementos Chihuahua.

Banco Santander México participated in the syndicated loan for Grupo Cementos de Chihuahua for a total amount of $450 million at a variable rate for terms of five and three years. Banco Santander México participated with $18.75 million.

➢	Banco Santander México as party in the granting of a syndicated loan for ALPEK.

Banco Santander México participated in the syndicated loan for ALPEK for a total amount of $710 million. Banco Santander México participated with $44 million, at a variable rate, for a term of 3 years.

➢	Banco Santander México as structuring agent in a syndicated loan for Grupo LALA.

Banco Santander México participated as structuring agent in the syndicated loan for Grupo LALA for a total amount of Ps.5,948 million, at a variable rate, for the term of 5 years.

➢	Structuring Agent in the refinancing of Operadora de Infraestructura Especializada de Guanajuato (OIEGSA).

Banco Santander México participated as structuring agent in the refinancing of Operadora de Infraestructura Especializada de Guanajuato (OIEGSA) for an amount of Ps.1,496 million, out of the total amount of Ps.6,530 million, at a variable rate, for the term of 15 years.

➢	Banco Santander México as leader and structuring agent in a syndicated loan for Pemex.

Banco Santander México participated as leader and structuring agent along with 5 other banks in the granting of a syndicated loan for an amount of Ps.9,000 million. Banco Santander México participated with Ps.1,600 million, at a variable rate, for a term of 5 years.

➢	Banco Santander México as structuring agent in a syndicated loan for Alsea.

Banco Santander México participated as structuring agent in the syndicated loan for Alsea along with 10 other banks in the granting of a multi-coin syndicated loan for €635 million. Banco Santander México participated with an equivalent to €83 million, at a variable rate, for the term of 5 years.

➢	Banco Santander México as leader and structuring agent in a syndicated loan for Mitikah.

Banco Santander México participated as leader and structuring agent along with 5 other banks in the granting of a syndicated loan for Mitikah, considered to be Latin America's largest real estate project. The funding was for Ps.9,735 million.

ITEM VIII

Board of Director’s report with respect to the activities of the Company’s Audit Committee and the Corporate Practices, Nominations and Compensations Committee during fiscal year 2018.

The report approved by the Board of Directors on April 25, 2019 will be presented. Such report will be available for shareholders from that date.

ITEM IX

Report on the resignation, appointment and, if applicable, ratification of the Regular and Alternate members of the Board of Directors and the Company's Statutory Auditors, elected as representatives of Series “F” and Series “B” shares, which are part of the Company’s capital stock. Determination of compensation with respect thereto.

Resolutions approved by the Special Shareholders’ Meetings of Series "F" and Series "B" shares on the composition of the Board of Directors will be presented. Such Board of Directors is proposed to be composed as follows:

Non Independent Series "F" Directors
Directors	Alternate Directors
D. Marcos Alejandro Martínez Gavica	D. Rodrigo Brand de Lara
D. Héctor Blas Grisi Checa	D. Ángel Rivera Congosto
D. Magdalena Sofía Salarich Fernández de Valderrama	D. Didier Mena Campos
D. Francisco Javier García-Carranza Benjumea	D. Emilio de Eusebio Saiz
Independent Series "F" Directors
D. Guillermo Güemez García	D. Juan Ignacio Gallardo Thurlow
D. Bárbara Garza Lagüera Gonda	D. José Eduardo Carredano Fernández
Independent Series "B" Directors
D. Antonio Purón Mier y Terán	D. Jesús Federico Reyes Heroles González Garza
D. Fernando Benjamín Ruíz Sahagún	D. Rogelio Zambrano Lozano
D. Alberto Torrado Martínez	D. Guillermo Francisco Vogel Hinojosa
D. María de Lourdes Melgar Palacios	D. Joaquín Vargas Guajardo
D. Gina Lorenza Diez Barroso Azcárraga	D. Guillermo Jorge Quiroz Abed
Company's Statutory Auditor
Statutory Auditor	C.P.C. Jose Carlos Silva Sánchez Gavito

Determination of compensation for independent directors

➢	For each session of the Board of Directors and, if applicable, for each Committee session they attend as members, compensation of Mx$86,465.00 (eighty six thousand four hundred and sixty five Mexican pesos) less the corresponding withholding tax, shall be paid.

➢	In addition, a Director acting as President in the sessions of the Committees he/she attends will be paid a compensation of Mx$99,435.00 (Ninety nine thousand four hundred and thirty five Mexican pesos) less the corresponding withholding tax.

A proposal will be presented for Series “F” Non-Independent Directors and Alternate Directors to renounce any remuneration that may correspond to them derived from the execution of their roles.

Biographical information of the directors is attached.

Determination of compensation for the Statutory Auditor:

➢	For each session of the Board of Directors and, if applicable, for each Committee session the Statutory Auditor attends, a compensation of Mx$86,465.00 (eighty six thousand four hundred and sixty five Mexican pesos) less the corresponding withholding tax, shall be paid.

ITEM X

Proposal and, if applicable, approval for the payment of a cash dividend to shareholders of the Company.

A proposal will be presented to pay a cash dividend to shareholders from the account "Income from previous years" for an approximate amount of Mx$4,843’000,000.00 M.N., and it will be proposed to be paid on May 28, 2019. Such dividend will be proposed to be distributed to shareholders in accordance to the number of shares they own at Mx $0.71357065370 M.N. per share through the S.D Indeval Institución para el Depósito de Valores, S.A. de C.V.

ITEM XI

Designation of special delegates to formalize and carry out the resolutions adopted at the meeting.

It will be proposed to authorize Mr. Marcos Alejandro Martínez Gavica, Héctor Blas Grisi Checa, Fernando Borja Mujica and Ms. Rocío Erika Bulhosen Aracil, so that any of them, indistinctively, by themselves or through the persons they may determine, carry out all and every one of the steps and procedures that may be necessary before the competent authorities in order to obtain the corresponding authorizations for the fulfillment of the resolutions adopted by this Meeting. Likewise, it will be proposed to appoint them as Special Delegates of the Meeting on behalf and representation of the Company so that any of them, indistinctively, may appear before a Notary Public of their choice to formalize the content of these Minutes and, if they consider it convenient, to prepare, execute and file the notices required by any authority.

BIOGRAPHIES OF THE MEMBERS OF THE BOARD

NON INDEPENDENT SERIES "F" DIRECTORS

Marcos Alejandro Martínez Gavica- is the Chairman of our Board of Directors. He was our Executive President and Chief Executive Officer from 1997 to 2016. He was a member of the board of directors of Gestión Santander from 2002 to 2013 and President of the Asociación de Bancos de México, A. C. (Mexican Banking Association or ABM) from 2005 to 2007. He began his career in 1978 at Banco Nacional de México, S.A., holding various positions and ultimately joining the bank’s management. He holds a degree in chemical engineering from Universidad Iberoamericana and a master’s in administration with a specialization in financial planning from the Instituto Panamericano de Alta Dirección Empresarial. Mr. Gavica was also appointed as Chairman of the ABM for the 2017-2018 term.

Héctor Blas Grisi Checa- He is our Executive President and Chief Executive Officer and the Executive President and Chief Executive Officer of Banco Santander (México). He was Executive President and Chief Executive Officer of Credit Suisse México from 2001 to 2015. Prior to that, he was Chief Executive Officer of the same institution from 1997 to 2001, and also Director of Investment Banking of Credit Suisse México. Mr. Grisi was a member of the board of directors of Credit Suisse Americas, of the Global Committee of Credit Suisse and a member of the Operational Committee of the Americas. He held several positions in Grupo Financiero Inverméxico from 1991 to 1997, in the Investment Corporate Banking Department. From 1986 to 1991 he worked at Casa de Bolsa Inverlat, in the department of Corporate Banking. He has been the Vice-President of the Asociación de Bancos de México since 2011. He holds a degree in finance from the Universidad Iberoamericana, where he graduated with honors.

Doña Magdalena Sofía Salarich Fernández de Valderrama- In 1979 she started working as Head of the Internal Information department in Citroën (Hispania), on 1980 she was designated head of the Training-Information department in Citroën, in

1986 she was named Head of the Press and Public Relations department in Citroën Hispania and Director of Marketing in Citroën Hispania, in 1983 she was designated Deputy to the European Commercial Director in Citroën Automobiles charge that combined with the Director of Marketing in Citroën Hispania until 1994, when she was named European Commercial Marketing Director in Citroën Automobiles, in 1996 she was designated Executive Vice-President of Citroën Hispania as well as European Commercial Marketing Director in Citroën Automobiles, on the year 2001 she was designated European Commercial Director and Commercial Marketing Director in Citroën Automobiles (27 countries) and Chief Executive Officer and Senior Executive Vice-President of Citroën Spain. She is currently Senior Executive Vice-President of Banco Santander, S.A as well as Head of Santander Consumer Finance, Vice President of the Board and member of the Executive Committee of Santander Consumer Finance, S.A, Member of the Supervisory Board of Santander Consumer Bank AG, Member of the Supervisory Board of Santander Consumer Holding GmbH and Member of the board of directors of Financiera El Corte Inglés, E.F.C. S.A. She has obtained several awards such as: The Gold Cross of the Spanish Association for European Development (AEFE) in 2007, Légion d’Honneur of the French Republic in 2001, Best Manager of the Year awarded by the Spanish Association for Company Financiers and Treasurers (ASSET) in 2006. She holds a degree in Engineering from ICAI (Instituto Católico de Artes e Industrias), a master’s in commercial and marketing management from Instituto de Empresa and a master’s in general management studies from Instituto de Estudios Superiores de la EmpresariaI (IESE).

Francisco Javier García-Carranza Benjumea- Is currently an Executive Vice President of Banco Santander. He is in charge, globally, of Restructuring, Participations, Real Estate, Recovery Strategy, and Loan and Assets Portfolio Dispositions. Prior to joining Santander in February 2016, he worked during 17 years at Morgan Stanley based in London as Co-Head of EMEA (Europe, Middle East and Africa) Real Estate investment banking business. At Morgan Stanley he advised clients in M&A, and Equity and Debt financing transactions for more than $100 billion to European and Middle East clients. Prior to this investment banking role he worked at Morgan Stanley on the principal investment business, having underwritten and executed a significant amount of investments for Morgan Stanley Real Estate Funds and Morgan Stanley Special Situations Fund in Spain, Italy, Germany and UK. Mr. García-Carranza is Chairman of the board of directors of Merlin Properties, Member of the Executive Committee and Board Member of the Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria (Sareb), Chairman and board member of Santander Capital Desarrollo SGEIC SA, and Board Member of Metrovacesa, Banco Popular S.A, Santander España Altamira Asset Management SA, Altamira Real State among others. He has a Bachelor’s degree in Business Administration by the University Carlos III of Madrid.

Rodrigo Brand de Lara- He is the Deputy General Director of Research, Strategy, Public Affairs and Chief of Staff of the CEO for Banco Santander México since 2011. In 2010, he was the Director General for the Social Communication Division of the Mexican Ministry of Foreign Affairs (Secretaría de Relaciones Exteriores). From 2006 to 2010, he was the head of the Social Communication Unit and the spokesperson for the SHCP. From 2004 to 2006, he served as Director General of Social Communication and Institutional Link for IPAB. Mr. Brand de Lara has previously held the following positions at SHCP: Deputy General Director of Economic and Financial Analysis from 2003 to 2004; Senior Advisor to the Subsecretary of Finance and Public Credit from 2000 to 2001; Subdirector of Internal Credit Coordination and Training from 1999 to 2000. From 1996 to 1999, he was an economist in México for Deutsche Morgan Grenfel, and during 1996 he was also an advisor to the Deputy Director of Financial Engineering of BANOBRAS. Mr. Brand de Lara graduated with a degree in economics from Instituto Tecnológico Autónomo de México.

Ángel Rivera Congosto- He is a member of the board of directors of Banco Santander Parent, Banco Santander Perú and Uruguay. Mr. Rivera started working at Grupo Santander Spain in April 2013 as a General Director of the Commercial Banking area. He worked at Grupo Banco Popular for 24 years, including positions in retail offices, the Presidential Cabinet, the International Bank Area, the corporate development and strategy area, the Human Resources department and Media Direction, covering the Directors of Technology, Organization, Operations and Human Resources, as well as its commercial network. He was a member of the Direction Committee and the Payment Arrears Management and Recoveries and of the Alco Committee. He holds a diploma in business and tourist activities from the School of Tourism in Spain, a specialization in enterprise direction from the Instituto Panamericano de Alta Dirección Empresarial (IPADE) in IESE (Universidad de Navarra) and a program of development in corporate finance at the Instituto de Empresa in Madrid. He has also completed various financial programs in the United States and Australia and is a member of the Australian Institute of Banking & Finance. Starting April 2017, he is the Vice President of Retail Banking of Banco Santander México.

Didier Mena Campos- He has been Chief Financial Officer since November 2016. Previously, he was Deputy Director General of Finance of Banco Santander México from May to November 2016. Before joining Grupo Santander, Mr. Mena worked in several financial institutions as: (i) Execution Finance Division, an investment bank, where he was partner from 2014 to 2016, (ii) Navix, focused on financing the Mexican energy sector companies, financial company where he was CEO from 2013 to 2014, (iii) Credit Suisse, where his last responsibility was as Managing Director of the Group of financial institutions in Latin America between 2010 and 2012, (iv) during 2008 to 2010 was Chief Financial Officer of Financiera Independencia, (v) between 2001 and 2008 he served as Director of Credit Suisse in investment banking and fixed income and (vi) worked for Grupo Financiero BBVA Bancomer from 1994 to 2000, with responsibilities in the ALCO and participated in strategic operations in the merger with BBVA, the acquisition of Banca Promex, the acquisition of the 49% stake held by Afore Aetna insurance and pension Bancomer and the branch network strategy. Outside the financial sector, he worked in Oro Negro, a Mexican drilling company, from 2012 to 2013 as Chief Financial Officer and Chief Investment Officer. He studied economics at ITAM and received her master degree in business administration from Boston University.

Emilio de Eusebio Saiz- was appointed Deputy General Director of Intervention and Control Management at the Former Holding Company in December 2010, after serving as the Director for Control of Corporate Management of Expenses in the Santander Group between March 2008 and November 2010. He worked in the General Intervention and Control Management division of the Santander Group from 1992 to 2008 and in the Financial Division from 1990 to 1992. He worked in Santander Group’s Human Resources Department from 1989 to 1990. He holds a degree in economics from the Universidad Complutense de Madrid and holds an MBA from the Instituto de Empresas de Madrid in Spain.

INDEPENDENT SERIES "F" DIRECTORS

Guillermo Güemez García- He is an independent member of the board of directors and member of the Investment Committee of ING AFORE. He is also an independent member of the board of directors and President of the Audit Committee of Zurich Compañía de Seguros S.A. He previously served as a member of the board of directors of Zurich Santander México, S.A. In addition, he is a member of the Strategy and Finance Committee of Nacional Monte de Piedad, a member of the board of directors of GEUPEC S.A. de C.V. He is the President of the Advisory Committee of the Economics and Business Administration school of the Universidad

Panamericana. He was Deputy Governor of the Mexican Central Bank and President of the Responsibilities Commission of the Mexican Central Bank from 1995 to 2010. He was a cabinet member of the CNBV from 2007 to 2010, an alternate cabinet member of the Mexican National Insurance and Bonding Commission (Comisión Nacional de Seguros y Fianzas, or CNSF) from 1995 to 1997 and Executive Director of the Coordinadora Empresarial para el Tratado de Libre Comercio (Business Coordinator for NAFTA) (México-USA-Canada) from 1991 to 1993. He held several executive positions at Banamex from 1974 to 1990. He has a degree with honors in civil engineering from the Universidad Nacional Autónoma de México. He holds a master degree in science from Stanford University.

Barbara Garza Lagüera Gonda- She is President of the acquisitions Committee of FEMSA cultural projects. Member of the board of directors of the following companies: Coca-Cola FEMSA (KOF) and Fomento Economico Mexicano (FEMSA), the world's largest Coca-Cola bottling franchise. She also serves as a Member of the board of directors of Soluciones Financieras (SOLFI), Fresnillo and Promecap Acquisition Company and also in the boards of the following of nonprofit organizations Franz Mayer Museum Board of Trustees, Fund for peace, Museo de Arte Contemporáneo de Monterrey, among others. She holds a degree in business administration with a master degree from the Instituto Tecnológico de Estudios Superiores de Monterrey.

Juan Ignacio Gallardo Thurlow- He is the Chairman of the board of directors of Grupo GEPP (Pepsicola Bottling Group and its brands in México) and Grupo Azucarero México, S.A. de C.V. He serves on the board of directors of Caterpillar, Inc. and Lafarge, S.A. He is also a member of the International Advisory Board of Bombardier Inc. He is a member of the Mexican Counsel of Businessmen, A.C. (CMHN) and the Business Council of Latin America (CEAL). He is a General Coordinator on COECE (Coordinator for Foreign Trade Business Organizations for negotiations under the Free Trade Agreements of México). From 1978 to 1989, he was Chairman of the board of directors of Babcock de México, S.A. de C.V. From 1974 to 1988, he was Chairman of the board of directors of Clevite de México, S.A. de C.V. From 1981 to 1983, he was Deputy General Director of Grupo Industrial Minera México, S.A. From 1976 to 1980, he was Chief Executive Officer of the International Division and Investment Bank of Multibanco Comermex, S.A. Institución de Banca Múltiple. He has a law degree from the Escuela Libre de Derecho and studied business management at the Instituto Panamericano de Alta Dirección Empresarial (IPADE).

José Eduardo Carredano Fernández- He is the President of the board of directors of La Ideal S.A. de C.V., Aceros La Ideal S.A. de C.V., Industrial Formacero, S.A. de C.V., and Fianzas Asecam, S.A. He is also a member of the boards of directors of Inmobiliaria Silver, S.A. de C.V., Asecam, S.A. de C.V., Grupo Financiero Asecam, S.A. de C.V. He was a member of the board of directors of Credicam, S.A. de C.V., SOFOM E.R. from 1991 to 2008, Seguros Génesis, S.A. from 1993 to 1997, Fianzas Asecam, S.A. from 1994 to 2014. He studied public accounting at the Universidad Iberoamericana.

INDEPENDENT SERIES "B" DIRECTORS

Antonio Purón Mier y Terán- He is a member of the board of directors of Zurich Santander Seguros México, S.A. He served as an associate of the Centro de Investigación y Análisis Económico (Economic Research and Analysis Center, or CIDAC) and was a member of the Instituto de Fomento e Investigación Educativa (Institute for the Promotion of Educational Research, or IFIE) and of Metrópoli 2025. He advised public and private institutions with respect to strategy, transactions and organization in collaboration with the Centro de Investigación y Docencia Económicas (Center for Economic Research and Training, or CIDE) and with other specialists. He served as a director-partner in the Mexican office of McKinsey & Company, Inc. for over 26 years. He was professor of training courses to McKinsey’s partners and was in charge of the partners’ coaching program at a worldwide level. He is a member of the board of directors of Nadro, S.A., and of the Patronato del Museo Nacional de Arte (the Patronage of the National Art Museum) of Banco Santander Parent and of the Patronato of the Universidad Iberoamericana. Mr. Purón Mier y Terán holds a master’s in business administration from Stanford University and a degree in chemical engineering from the Universidad Iberoamericana. Before starting at McKinsey, he was a full-time professor at the Universidad Iberoamericana and worked at the Mexican Petroleum Institute, Ingeniería Panamericana and Polioles, S.A.

Fernando Benjamín Ruiz Sahagún- He also serves on the board of directors of the Mexican Stock Exchange, Grupo México, S.A.B. de C.V., Grupo Palacio de Hierro, S.A.B. de C.V., Grupo Pochteca, S.A.B. de C.V., Empresas ICA, S.A.B. de C.V., Fresnillo plc., Grupo Cementos de Chihuahua S.A.B. de C.V., Kimberly Clark de México, S.A.B. de C.V., Mexichen, S.A.B. de C.V., San Luis Corporación, S.A.B. de C.V. and Arcelor Mittal Las Truchas, S.A. de C.V. Mr. Ruiz Sahagún is a member of the International Fiscal Association (IFA) and of the Instituto Mexicano de Ejecutivos de Finanzas, A.C. (Mexican Institute of Finance Executives). He is also a member of the Instituto Mexicano de Contadores Públicos A.C. (Mexican Institute of Public Accountants) and served as a member of its board. He is one of the founding partners of Chevez, Ruiz, Zamarripa y Cia. S.C., a tax law firm in which he now serves as counsel. He holds a degree in public accounting from the Universidad Nacional Autónoma de México.

Alberto Torrado Martínez- He is a member of the board of directors of the Mexican Stock Exchange and is Chairman of the Mexican Communications Council. From 1998 to 2011, he served as Chairman of the board of directors and Chief Executive Officer of Alsea, S.A.B. de C.V. Mr. Torrado also served as Chairman of the Asociación Nacional de Servicios de Comida Rápida and as a member of the Cámara Nacional de la Industria Restaurantera y de Alimentos Condimentados. He is one of founding partners of Torrquin, S.A. de C.V., serving as the CEO from 1990 to 1999. From 1984 to 1989, he was the CEO of Candiles Royal, S.A. de C.V. Mr. Torrado holds a degree in accounting from the Instituto Tecnológico Autónomo de México. He also completed graduate studies at the Instituto Panamericano de Alta Dirección Empresarial and participated in other seminars, and completed studies at Harvard University and the Wharton School of the University of Pennsylvania.

María de Lourdes Melgar Palacios- She is a professor at the Tecnológico de Monterrey and the Instituto Tecnológico Autónomo de México and a founding director of the Sustainability and Business Center at EGADE Business School of Tecnológico de Monterrey. Dr. Melgar is also a National Researcher on the National Council of Sciences and Technology. In addition to her time in academia, Dr. Melgar worked at the Ministry of Energy as Undersecretary of Hydrocarbons from 2014 to 2016 and Undersecretary of Electricity from 2012 to 2014. Since 2014, she has also chaired the Technical Group of Energy Reform. Dr. Melgar also previously served as a member of the Governing Board of the Federal Electricity Commission, as Principal Counselor of Petróleos Mexicanos and the National Center for Natural Gas Control and as an alternate member of the boards of the Mexican Petroleum Fund, Nacional Financiera and Bancomext. She is also a member of the Mexican Council of International Affairs and the Trilateral Commission and has held several other positions within Mexican diplomacy. Dr. Melgar holds a bachelor’s degree in International Relations and Comparative Literature from Mount Holyoke College and a doctorate degree in political science from the Massachusetts Institute of Technology.

Gina Lorenza Diez Barroso Azcárraga- She is the founder and, for over 20 years, the Chair of Grupo Diarq, S.A. de C.V. and the Foundation Diarq, I.A.P. In 2004 she founded the Center of Design, Film and Television, S.C., which won an award for best College of design for the period 2012 to 2013, she also founded the Pro-Education Center Foundation, which awards scholarships to outstanding students in México. She is currently a member of the boards of directors of Americas Society and Council of the Americas, Qualitas of Life Foundation, Integral Group of Real Estate Development, S. de R.L. de C.V., C200 Foundation Board, Global Spa and Wellness Summit, The Committee of 200, Women Presidents Organization (WPO), and Women Corporate Directors (WCD). She has a bachelor’s degree in design from the University CDI and also has degrees from the Schools of Psychology and Business at Stanford University in California.

Jesús Federico Reyes Heroles González Garza- He was the Chief Executive Officer of Petróleos Mexicanos from December 2006 to September 2009. He is the Executive President of StructurA. He is a member of several boards of directors, including OHL México, S.A.B. de C.V. and Water Capital México (WCAP Holdings S.A. de C.V.). He is a member of the Advisory Board of the Energy Intelligence Group (EIG) and served as a member of the Advisory Board of Deutsche Bank from 2010 to 2012. He is President of the Advisory Board of Agua, A.C. and of the Water Committee of Fundación Gonzalo Rio Arronte. From 1997 to 2000, he was the Mexican ambassador to the United States of America. From 1995 to 1997, he was the Secretary of Energy of México. From 1994 to 1995, he was the General Director of Banobras. From 1993 to 1994, he was the representative of México of the Grupo de Personas Eminentes (Eminent Persons Group) of APEC. Mr. Reyes Heroles González Garza graduated with a degree in Economics from ITAM and studied law at UNAM. He earned a doctorate degree in Economics from MIT.

Rogelio Zambrano Lozano- Since 1977, he has occupied different positions in CEMEX, in areas related to production, distribution, marketing and strategic planning. In 1983, he founded CARZA S.A. de C.V., dedicated to the development of real estate projects in México, which he directed until May 15, 2014, when he was designated as Chairman of the board of directors of CEMEX. He has also chaired the financial committee of CEMEX since 1997. In 1985, he began teaching in the entrepreneurial development division of Instituto Tecnológico y de Estudios Superiores de Monterrey. He also became a member of the corporate executive committee of its business incubator and Chair of the Corporate Board of Business Incubator Campus Monterrey. Among others. Mr. Zambrano holds a degree in industrial and systems engineering from Instituto Tecnológico y de Estudios Superiores de Monterrey and a master degree in business administration (1980) from Wharton Business School of the University of Pennsylvania.

Guillermo Francisco Vogel Hinojosa- He is Chairman of the Cámara Nacional de la Industria del Hierro y el Acero (CANACERO). Previously he held the same position from 1987 to 1989 and from 2001 until 2003. He is vice president of the board of directors of Iron & Steel Institute (AISI) and President of the North American Steel Council. He is also a member of the boards of directors of Tenaris, Techint México, Corporación ALFA, Universidad Panamericana-IPADE, Rassini, Corporación Mexicana de Inversiones de Capital, Innovare, Grupo Assa y American Iron and Steel Institute among others. He is also President of the board of directors of Grupo Collado y de Exportaciones IM Promoción and member of the Comisión Trilateral y del Consejo Internacional of the Manhattan School of Music. In 1987 he held the Executive Vice presidency of CEO de TAMSA. In June 1997 he was promoted as vice president of the board of directors. Since 2002 he is director and vice president of the board of directors of TENARIS. Mr. Vogel started his career in the Corporate Bank branch of Bank of America in Los Angeles, California, in which he achieved the vice presidency position in 1976. In 1979 he worked at Banamex in the Corporate Bank branch, and in 1983 he entered the company Tamsa as CFO. He holds a degree in business administration from the Universidad Autónoma Nacional de México (UNAM) and an MBA from the University of Texas in Austin.

Joaquín Vargas Guajardo- He is the Chairman of the board of directors of Corporación Mexicana de Restaurantes, S.A.B. de C.V. and was previously President of the board of directors of Grupo MVS Comunicaciones, the National Chamber of the Radio and Television Industries and the Association of Directors of Restaurant Chains. He is also a member of the boards of directors of several companies including Vitro, S.A.B. de C.V., Grupo Posadas, S.A.B de C.V., Médica Sur, S.A.B. de C.V., Grupo Aeroportuario del Pacífico, S.A.B. de C.V., Periódico el Universal and Grupo Costamex, among others. From April 1997 to April 2005 and from April 2008 to April 2012, he was a member of the board of directors of the Mexican Stock Exchange. He is a member of the Compensation Committee of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. He holds a degree in business administration from the Instituto Tecnológico y de Estudios Superiores de Monterrey and studied business management at the Instituto Panamericano de Alta Dirección Empresarial.

Guillermo Jorge Quiroz Abed- He served as the Corporate Director of Administration and Finance at Grupo Bimbo for the last 18 years. From 1997 to 1999 he was in charge of the Finance Department at Santander Serfin Group, involved in the restructuring of the bank and subsequent sale to Santander Financial Group. He began his professional career as Director of Finance at Grupo Condumex from 1978 to 1992 and later held the management in the same area at AeroMéxico, Mexicana de Aviación and Cintra until 1997. He was a full-time professor in finance area at IPADE. Mr. Quiroz holds a degree in Actuary from the Anahuac University and from the National Autonomous University of México (UNAM) and did a MBA at the IPADE.